Exhibit 3.153

DELAWARE
CERTIFICATE OF FORMATION

OF

CSE PINE VIEW LLC

The undersigned, an authorized person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

1.            NAME

The name of the limited liability company is CSE Pine View LLC (the “LLC”).

2.            REGISTERED OFFICE AND AGENT

The address of the LLC’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle.  The name of the LLC’s registered agent at such address is Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CSE Pine View LLC this 18th day of August, 2006.

By:	/s/ Steven A. Museles
Steven A. Museles
Authorized Person